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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2011** (MM/DD/YY) AND ENDING **12/31/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 PARK AVENUE, Suite 1560
(No. and Street)

New York	**New York**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Soh **(212) 297-1724**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

10350 Richmond Ave., Suite 800	**Houston**	**TX**	**77042**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ed Soh**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

EP SECURITIES, LLC, as

of **December 31**, 20 **11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JASLINNE LOPEZ
Notary Public, State of New York
No. 01LO6194879
Qualified in New York County
Commission Expires Oct. 14, 2012

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EP SECURITIES, LLC

Statements of Financial Condition

December 31, 2011

TABLE OF CONTENTS

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Member of
EP Securities, LLC
New York, New York

We have audited the accompanying statement of assets, liabilities and member's equity of EP Securities, LLC (the "Company") as of December 31, 2011 and the related statements of revenues and expenses, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EP Securities, LLC at December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone Bailey, LLP

February 16, 2012

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

EP SECURITIES, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	117,395
Accounts receivable		4,000
Prepaid expenses		2,383
Lease Deposit		1,550
TOTAL ASSETS	$	125,328
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses	$	20,881
TOTAL LIABILITIES		20,881
Member's equity		104,447
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	125,328

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

EP Securities, LLC ("we", "our" or the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Excel Partners Holdings, LLC.

Nature of Business

The Company earns commission income by participating in private placements and advisory fee income for merger and acquisitions consulting.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Revenue Recognition

Advisory service fees are recorded during the month they are provided.

Merger and acquisition advisory deal income is recorded upon closing of the transaction.

Accounts Receivable

Accounts receivable represent valid claims against customers and are recognized when services are rendered. We extend credit terms to certain customers based on historical dealings and to other customers after review of various credit indicators, including the customer's credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management's estimate of collectability at the time of their review. Accounts receivable are written off when the account is deemed uncollectible.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have a material impact on its financial condition or results of operations.

NOTE 3 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's member under a limited liability corporation.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2011, the Company had net capital of $94,301 which was $89,301 in excess of its required net capital of $5,000. The Company's net capital ratio was .2214 to 1.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2012, the date that its financial statements were ready to be issued, and has determined there are no subsequent events requiring disclosure.